May 12, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jeanne Baker Mr. Al Pavot Mr. Nicholas O’Leary Mr. Conlon Danberg

Re:	Deswell Industries Inc. Form 20-F filed August 9, 2024 File No. 001-33900

Dear Ladies and Gentlemen:

On behalf of our client, Deswell Industries Inc., a company organized under the laws of the British Virgin Islands (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 5, 2025 (the “Comment Letter”), relating to the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2024 filed with the Commission on August 9, 2024 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For your convenience, each comment is reproduced in bold-face type below, followed by the Company’s response.

Annual Report on Form 20-F For Fiscal Year Ended March 31, 2024

Summary of Risk Factors, page 6

1.	We note your proposed revisions in response to prior comment 8. We reissue the comment in part. In your future filings in your summary of risk factors, please describe the significant regulatory and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. We note your proposed disclosure that the Chinese government may intervene or influence your operations and offerings conducted overseas. Please acknowledge the risks by the Chinese government to also exert more oversight and control over those operations and offerings conducted overseas and/or by foreign investment in China-based issuers.

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the disclosure in its future filings on Form 20-F (with strikethroughs and underlines showing the changes against the disclosure in the Annual Report) as follows:

May 12, 2025

Part I, Item 3. Key Information, Summary of Risk Factors, page 6

•	“The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of those that apply or are to be applied to Hong Kong or Macao can change quickly with little or no advance notice.

•	The Chinese government may exert more oversight and/or control over our operations in China and Macao, or our holdings in Hong Kong, and in offerings conducted overseas by, and/or foreign investment in, China-based issuers like us.”

General

2.	In your future filings in your Enforceability of Civil Liabilities section, please also include a discussion of any limitations on investors being able to effect service of process and enforce civil liabilities in the British Virgin Islands.

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the disclosure in its future filings on Form 20-F (with strikethroughs and underlines showing the changes against the disclosure in the Annual Report) as follows:

Part I, Item 3. Key Information, page 5

“Enforceability of Civil Liabilities

We are incorporated under the laws of the BVI. As a result, it may be difficult or impossible to effect service of process on Deswell within the United States or to recover on judgments rendered by United States courts against us. There is currently no arrangement providing for the reciprocal enforcement of judgements between the BVI and the United States. A judgment obtained in United States federal or state courts under which a definite sum of money is payable as compensatory damages may be brought as a separate cause of action to collect a debt in the BVI. The judgment for which enforcement is sought must be final and conclusive and from a foreign court of competent jurisdiction. This means enforcing a judgment rendered by United States courts in the BVI will require a separate cause of action in the BVI, which will lead to additional expenses and delays for the party seeking to enforcement a judgment against us. As a result, there is uncertainty as to the enforceability in the BVI of judgments rendered against us by United States courts.”

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provide in this letter, please contact me at cleahy@bodmanlaw.com, 734-930-0120.

Very truly yours,

/s/ Carrie Leahy

Carrie Leahy